EXHIBIT 99.1

Equinox Gold Announces Results from Annual General Meeting

VANCOUVER, May 15, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that Equinox Gold shareholders approved all matters voted on at the annual general meeting held earlier today including the election of management's nominees as directors, the appointment of KPMG LLP as the Company's independent auditor, and acceptance of the Company's approach to executive compensation ("say on pay"). Each of the matters voted on at the meeting are described in detail in the Company's Management Information Circular dated March 30, 2020, which is available on the Company's website at www.equinoxgold.com. A total of 102,495,116 common shares were represented at the meeting, being 47.44% of the Company's issued and outstanding common shares.

Number of Directors

Resolution	Votes For	Votes Against
Set the number of directors of the Company at ten	84,616,664 (99.77%)	193,525 (0.23%)

Election of Directors

Director Nominee	Votes For	Votes Withheld
Mr. Ross Beaty – Chairman	80,001,270 (94.33%)	4,808,920 (5.67%)
Mr. Neil Woodyer – Vice Chairman	74,607,943 (87.97%)	10,202,247 (12.03%)
Ms. Maryse Bélanger	84,336,401 (99.44%)	473,789 (0.56%)
Mr. Lenard Boggio	79,750,176 (94.03%)	5,060,014 (5.97%)
Mr. Tim Breen	74,777,649 (88.17%)	10,032,541 (11.83%)
Mr. Gordon Campbell	84,403,405 (99.52%)	406,785 (0.48%)
Gen. Wesley Clark	84,248,166 (99.34%)	562,023 (0.66%)
Mr. Marshall Koval	74,765,242 (88.16%)	10,044,947 (11.84%)
Mr. Peter Marrone	82,523,171 (97.30%)	2,287,019 (2.70%)
Mr. Christian Milau	79,911,059 (94.22%)	4,899,131 (5.78%)

Appointment of Independent Auditors

Resolution	Votes For	Votes Withheld
Re-appointment of KPMG LLP as auditors of the Company for the ensuing year, and authorizing the Board to set the auditors' pay	97,407,406 (95.04%)	5,087,710 (4.96%)

Say on Pay Advisory Vote

Resolution	Votes For	Votes Against
A non-binding advisory resolution approving the Company's approach to executive compensation	82,897,823 (97.75%)	1,912,366 (2.25%)

View original content:http://www.prnewswire.com/news-releases/equinox-gold-announces-results-from-annual-general-meeting-301060421.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2020/15/c6295.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 20:07e 15-MAY-20